Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock

Forward Industries, Inc. (the “Company”) is authorized to issue (i) 40,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and (ii) 4,000,000 shares of “blank check” preferred stock, par value $0.01 per share, with such rights, preferences and limitations as may be set by a resolution of the Board of Directors of the Company.

The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. The directors of the Company are elected by a plurality of the votes cast by the shareholders. On all other matters submitted to the shareholders, the affirmative vote of the majority of the votes cast for or against a proposal shall be the act of the shareholders unless otherwise provided by New York Business Corporation Law (“NYBCL”) or the bylaws of the Company.

In the event of liquidation or dissolution, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities and there are no redemption provisions applicable to our Common Stock.

The holders of Common Stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on Common Stock. We have not paid cash dividends on our Common Stock since 1987 and do not plan to pay dividends on our Common Stock in the foreseeable future.

Certain Provisions of Our Charter and Bylaws

Anti-takeover Provisions

In general, Section 912 of the NYBCL prohibits a New York corporation with a class of voting stock subject to Section 12 of the Securities Exchange Act of 1934 from engaging in a “business combination” with an “interested shareholder” for a five-year period following the time that such shareholder becomes an interested shareholder, unless the business combination or such interested shareholder's acquisition of the corporation’s voting stock is approved by the Board of Directors. An “interested shareholder” is defined as any person or entity that currently owns 20% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner of 20% or more of the then outstanding voting stock the corporation. A “business combination” includes a merger or consolidation, a sale, lease pledge or other disposition of assets, a stock issuance or transfer, a liquidation or dissolution, a reclassification of securities, a recapitalization, or any transaction in which an interested shareholder benefits disproportionately in relation to any other shareholder. Even if the interested stockholder waits five years, the business combination is prohibited unless either:

•	the business combination or the acquisition of stock by the interested stockholder was approved by the Board of Directors before the interested stockholder acquired its 20% interest;
•	the business combination is approved by a majority vote of all outstanding shares of stock not beneficially owned by the interested stockholder or its affiliates or associates at a meeting held at least five years after the interested stockholder becomes an interested stockholder; or
•	the consideration paid for the business combination meets certain enumerated minimum amounts.

1

Issuance of “Blank check” Preferred Stock

As stated above the Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Special Shareholder Meetings and Action by Written Consent

Under our bylaws, special meetings of the shareholders may be called by (i) the President, (ii) the Chairman of the Board of Directors, (iii) the Board of Directors or (iv) shareholders holding at least 30% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting that have held their shares for at least six months prior to any such request for a special meeting.

Pursuant to Item 202(a), the information regarding the Common Stock contained herein does not constitute a complete legal description of the Common Stock and is qualified in all material respects by the provisions of the Company’s Certificate of Incorporation and bylaws, as filed with the Securities and Exchange Commission.

2